

SEC 9/6/05

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED PROCESSING AUG 29 2005 WASH. D.C. 209 SECTION

SEC FILE NUMBER
8-47758

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/04 (MM/DD/YY) AND ENDING 06/30/05 (MM/DD/YY)

STATEMENT OF FINANCIAL CONDITION

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Advisors Clearing Network, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Colorado, 35 Hugua Alley, Suite 200
(No. and Street)

Pasadena	CA	91103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Wetmore — 626-744-2587
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

350 South Grand Avenue	Los Angeles	CA	90071
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 09 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

Advisors Clearing Network, Inc.

(A wholly owned subsidiary of Fiscus Financial LLC)

Financial Statements and Supplemental Schedules

June 30, 2005

JURAT WITH AFFIANT STATEMENT

State of California
County of Los Angeles } ss.

☒ See Attached Document (Notary to cross out lines 1–8 below)
☐ See Statement Below (Lines 1–7 to be completed only by document signer[s], *not* Notary)

1
2
3 Not Used
4
5
6
7
8

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me this 23 (Date) day of August (Month), 2005 (Year), by

(1) Thomas L Wetmore (Name of Signer(s))

(2) N/A (Name of Signer(s))

Signature of Notary Public

LOUIS JILLY
Commission # 1429990
Notary Public - California
Los Angeles County
My Comm. Expires Jul 12, 2007

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Audited Report

Document Date: 6/30/05 Number of Pages: 13

Signer(s) Other Than Named Above: N/A

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

OATH OR AFFIRMATION

I, Thomas Wetmore, swear (or affirm) that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of Advisors Clearing Network, Inc., as of June 30, 2003, is true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition
- ☑ (e) Statement of Changes in Stockholders' Equity
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

Advisors Clearing Network, Inc.
(A wholly owned subsidiary of Fiscus Financial LLC)
Index
June 30, 2005



PricewaterhouseCoopers LLP
350 S. Grand Ave.
Los Angeles CA 90071
Telephone (213) 356 6000
Facsimile (813) 637 4444
www.pwc.com

Report of Independent Auditors

To the Board of Directors and Stockholder of
Advisors Clearing Network, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Advisors Clearing Network, Inc. (a wholly owned subsidiary of Fiscus Financial LLC) (the "Company") at June 30, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred losses from operations since its change in ownership and has an accumulated deficit. These matters raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplemental schedules I, II and III is presented by management for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

August 23, 2005

Advisors Clearing Network, Inc.
(A wholly owned subsidiary of Fiscus Financial LLC)
Statement of Financial Condition
June 30, 2005

Assets	
Cash and cash equivalents	$ 382,079
Cash segregated under regulation	22,198
Deposit with NSCC	20,000
Prepaid expenses and other assets	7,653
Investment, at fair value	5,658
Total assets	$ 437,588
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 20,862
Payable to customers	6,410
Due to Fiscus Financial LLC	472
Total liabilities	27,744
Commitments and contingencies (Note 4)	
Stockholder's equity	
Common stock, par value $1.00; 1,000 shares authorized; 10 shares issued and outstanding	10
Additional paid-in capital	660,057
Accumulated deficit	(250,223)
Total stockholder's equity	409,844
Total liabilities and stockholder's equity	$ 437,588

The accompanying notes are an integral part of these financial statements.

Advisors Clearing Network, Inc.
(A wholly owned subsidiary of Fiscus Financial LLC)
Statement of Operations
Year Ended June 30, 2005

Revenues	
Clearing services	$ 1,746
Unrealized gain on investment	3,768
Interest and other	1,949
Total revenues	7,463
Expenses	
Marketing	40,701
Professional fees	30,910
Communications and systems	27,047
General and administrative	18,126
Licenses and fees	17,386
Total expenses	134,170
Loss before income taxes	(126,707)
Provision for income taxes	800
Net loss	$ (127,507)

The accompanying notes are an integral part of these financial statements.

Advisors Clearing Network, Inc.
(A wholly owned subsidiary of Fiscus Financial LLC)
Statement of Changes in Stockholder's Equity
Year Ended June 30, 2005

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount			
Balances, June 30, 2004	10	$ 10	$ 660,057	$ (122,716)	$ 537,351
Net loss	-	-	-	(127,507)	(127,507)
Balances, June 30, 2005	10	$ 10	$ 660,057	$ (250,223)	$ 409,844

The accompanying notes are an integral part of these financial statements.

Advisors Clearing Network, Inc.
(A wholly owned subsidiary of Fiscus Financial LLC)
Statement of Cash Flows
Year Ended June 30, 2005

Cash flows from operating activities	
Net loss	$ (127,507)
Adjustments to reconcile net loss to net cash used in operating activities	
Changes in assets and liabilities	
Cash segregated under regulation	(21,198)
Prepaid expenses and other assets	(136)
Investment at fair value	(3,768)
Accounts payable and accrued expenses	(1,838)
Payable to customers	6,410
Due to Fiscus Financial LLC	(408)
Net cash used in operating activities	(148,445)
Net decrease in cash and cash equivalents	(148,445)
Cash and cash equivalents	
Beginning of year	530,524
End of year	$ 382,079

The accompanying notes are an integral part of these financial statements.

1. Organization and Capital Resources

Organization
Advisors Clearing Network, Inc. (the "Company") is a wholly owned subsidiary of Fiscus Financial LLC (the "Parent"). The Parent is owned 50.5% and 49.5% by ACN Partners L.P. and Vertical Management Systems, Inc. ("VMS"), respectively. The Company is a broker-dealer registered with the National Association of Securities Dealers, Inc. and the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. The Company's primary business is the clearing of mutual fund trades for introducing broker-dealers.

Capital Resources
The accompanying financial statements have been prepared on a going concern basis. Based upon the Company's current cash resources and management's estimate of cash flows for fiscal 2006, the Company's cash flows may not be sufficient to fund operations in the future. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to acquire customers and generate sufficient cash flow from operations to meet obligations on a timely basis. The Company may require additional financing in order to execute its business plan and to meet its working capital requirements. Management is currently seeking the continuation of financing from the Parent, which is in turn funded by ACN Partners L.P. and other outside investors, as either debt or equity financing to the Company. There can be no assurances that the Company will be able to obtain a continuation of financing, that the Company's projections of its future needs will prove accurate, or that any continuation of financing would be sufficient to continue operations. These matters raise doubt about the Company's ability to continue as a going concern.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition
Revenue from mutual fund clearing services is recognized as earned.

Cash and Cash Equivalents
Cash and cash equivalents, which consist of cash in a bank and cash invested in money market funds, are defined as highly liquid short-term investments having an original maturity of three months or less.

Cash Segregated Under Regulation
A special reserve account of $22,198 represents cash segregated under federal regulations and is deposited in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

Investments
Investments consist of 300 shares of NASDAQ stock. The carrying value of the Company's investments approximate their fair value at June 30, 2005.

Income Taxes
The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard ("SFAS") No. 109, *Accounting for Income Taxes*. Under SFAS 109, deferred tax assets and liabilities reflect the future tax consequences of the temporary differences between the financial reporting and tax bases of assets and liabilities.

Current income tax expense (benefit) is the amount of income taxes expected to be payable (receivable) for the current year. A deferred income tax asset or liability is computed for the expected future impact of differences between the financial reporting and tax bases of assets and liabilities, as well as the expected future tax benefit to be derived from tax credit and loss carryforwards. Deferred income tax expense is generally the net change during the year in the deferred income tax asset or liability. Valuation allowances are established when necessary to reduce deferred tax assets to amounts that are more likely than not to be realized. The effect of tax rate changes is reflected in income during the period such changes are enacted.

Use of Estimates
The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

Effective July 31, 2003, the Company entered into a services agreement (the "Agreement") with the Parent. Under the Agreement, the Company will pay the Parent for certain expenses related to facilities and services provided to the Company by the Parent. During the year ended June 30, 2005, the Company incurred $2,981 of expenses that were initially paid by the Parent under the Agreement, $472 of which were payable as of June 30, 2005. In accordance with the Agreement, $868,039 of expenses were paid by the Parent (which were funded by ACN Partners L.P.) during the year ended June 30, 2005, which the Parent has forgiven.

4. Commitments and Contingencies

The Company is obligated to assume any exposure related to nonperformance by its customers. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. At June 30, 2005, the Company had no such obligations.

5. Income Taxes

The components of federal and state tax expense for the year ended June 30, 2005 are as follows:

Current	
Federal	$ -
State	800
Current provision for income taxes	800
Deferred	
Federal	(39,272)
State	(11,201)
	(50,473)
Less: Change in valuation allowance	50,473
Deferred provision for income taxes	-
Provision for income taxes	$ 800

As of June 30, 2005, the Company has a deferred tax asset of $107,744, which consists of the tax effect of net operating loss carryforwards of $269,070. Since the realization of deferred tax assets resulting from net operating losses is uncertain, management has recorded a valuation allowance for the entire amount of the asset.

The following is a reconciliation of income tax benefit computed at the federal statutory rate to the income tax expense recognized in the statement of operations:

Federal income tax benefit at statutory rate (34%)	$ (43,080)
State tax benefit, net of federal tax effect	(6,593)
Change in valuation allowance	50,473
Provision for income taxes	$ 800

At June 30, 2005, the Company had federal net operating loss carryforwards of $269,070, which may be available to offset future taxable income. The federal net operating loss carryforwards begin to expire in 2023.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both of which are defined terms, shall not exceed 15-to-1. At June 30, 2005, the Company had net capital of $396,053, which exceeded the minimum net capital requirement by $146,053. The Company's ratio of aggregate indebtedness to net capital was 0.07 to 1 at June 30, 2005.

Advisors Clearing Network, Inc.

(A wholly owned subsidiary of Fiscus Financial LLC)

Computation of Net Capital and Aggregate Indebtedness Under SEC Rule 15c3-1

June 30, 2005 **Schedule I**

Stockholder's equity	$ 409,844
Less: Nonallowable assets	
Prepaid expenses and other assets	(7,653)
Investment, at fair value	(5,658)
Net capital before haircuts on securities positions	396,533
Less: Haircuts on securities owned	(480)
Net capital	396,053
Net capital requirement	
Greater of 6-2/3% of aggregate indebtedness or $250,000	250,000
Excess net capital	$ 146,053
Aggregate indebtedness	$ 27,744
Ratio of aggregate indebtedness to net capital	0.07

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company for inclusion in its unaudited Part II Focus Report as of June 30, 2005.

Advisors Clearing Network, Inc.
(A wholly owned subsidiary of Fiscus Financial LLC)

Computation for Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3

June 30, 2005 — Schedule II

Credit balances		
Free credit balances and other credit balances in customers' security accounts	$	6,410
Monies borrowed collateralized by securities carried for the accounts of customers		-
Monies payable against customers' securities loaned		
Customers' securities failed to receive (including credit balances in continuous net settlement accounts)		-
Credit balances in firm accounts which are attributable to principal sales to customers		-
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over 30 calendar days		-
Market value of short security count differences over 30 calendar days old		-
Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over 30 calendar days		-
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		-
Total credit items		6,410
Debit balances		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3		-
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		-
Failed to deliver of customers' securities not older than 30 calendar days (including debit balances in continuous net settlement accounts)		-
Other		-
Total debit items		-
Reserve computation		
Excess total credits over total debits	$	6,410
Required deposit	$	6,410
Amount held on deposit in "Special Reserve Bank Account for the Benefit of Customers" on June 30, 2005	$	22,198

There are no material differences between the above computation or reserve requirements and corresponding computation prepared by the Company for inclusion in its unaudited Part II FOCUS report filing as of June 30, 2005.

Advisors Clearing Network, Inc.

(A wholly owned subsidiary of Fiscus Financial LLC)

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

June 30, 2005 **Schedule III**

State the market valuation and the number of items of:

1. Customer's fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date, but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3):

   A. Number of items — None

2. Customer's fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3:

   A. Number of items — None



PricewaterhouseCoopers LLP
350 S. Grand Ave.
Los Angeles CA 90071
Telephone (213) 356 6000
Facsimile (813) 637 4444
www.pwc.com

Report of Independent Auditors on Internal Control
Required by SEC Rule 17a-5

To the Board of Directors and Stockholder of
Advisors Clearing Network, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Advisors Clearing Network, Inc. (the "Company") (a wholly owned subsidiary of Fiscus Financial LLC) for the year ended June 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

Because the Company does not maintain excess margin securities relating to customer accounts, we did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the second paragraph of this report. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the second paragraph of this report, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting



principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the second paragraph of this report.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

August 23, 2005